EXHIBIT 20.1


FOR IMMEDIATE RELEASE

Contact:  Steven Laney
          Micron Electronics, Inc.
          (208) 463-3900


   MICRON ELECTRONICS, INC., ANNOUNCES RESIGNATION OF DIRECTOR,
                     APPOINTMENTS OF OFFICERS


      Nampa, Idaho, July 31, 1995 -- Micron Electronics, Inc. (MEI) today announced the resignation of Gregory E. Herrick from his position as a director and as Executive Vice President, Sales and Marketing of MEI. Mr. Herrick is the founder, and was formerly the Chairman and CEO, of ZEOS International Ltd., a personal computer manufacturer which merged with Micron Computer, Inc. and Micron Custom Manufacturing Services, Inc. earlier this year to form MEI. Mr. Herrick was appointed to his current positions following the merger. He continues to hold approximately 2.5% of MEI's common stock outstanding.

     The company also announced today the appointments of Gregory
D. Stevenson as a director and as Vice President, Operations of MEI, and of Brian C. Klene as Executive Vice President, Sales and Marketing of MEI, effective upon Herrick's resignation. Peter J. Scamardo, Jr. has also been appointed as Vice President, Product Marketing of MEI.

     Mr. Stevenson previously served as Vice President, Nampa Operations of MEI. Prior to MEI's merger, Stevenson served as a director and as Vice President, Operations of Micron Custom Manufacturing Services, Inc. Mr. Klene joined MEI in May of this year, after serving as the National Sales Manager for Micron
Technology, Inc.'s semiconductor operations.   Mr. Scamardo
previously served as the Director of Marketing for MEI.

     Micron Electronics, Inc., manufactures and markets a wide range of personal computers for consumer and business use. The company also provides contract manufacturing services to original equipment manufacturers (OEMs) and maintains a component recovery operation. Micron Electronics common stock is traded on the Nasdaq National Market under the symbol MUEI.